

Mail Stop 3720

May 18, 2010

Mr. Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer
Telephone & Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

> **Re:** **Telephone & Data Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009; and**
> **Form 10-Q for the Period Ending March 31, 2010**
> **Filed February 25, 2010 and May 10, 2010**
> **File No. 1-14157**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Exhibit 13
Note 1 Summary of Significant Accounting Policies and Recent Accounting
Pronouncements, page 49

1. With a view towards expanded policy disclosure, explain to us how you are
    accounting for the Battery Swap program. Please reference in your response the
    accounting literature that you are relying upon as a basis for your policy. Also,
    explain to us your consideration of accounting for the Battery Swap program as a
    product warranty or a loss contingency.

Goodwill and Licenses Impairment Assessment, page 53

2. We note when estimating the fair value of goodwill and FCC licenses, you
    discounted cash flows using rates of 11.5% and 10% respectively. Normally, we
    would anticipate that the discount rate used to estimate the value of a reporting
    unit would be lower than the discount rate on an individual intangible asset of that
    reporting unit. Please explain and provide to us any supporting calculations used
    to select the discount rates for the reporting unit and the FCC license including a
    weighted average cost of capital (WACC) calculation and a weighted average
    return on asset (WARA) calculation.

Definitive Proxy Statement

Risks Relating to Compensation to Executive Officers, page 33
Risks from Compensation Policies and Practices, page 62

3. We note your disclosure in response to Item 402(s) of Regulation S-K. In your
    response letter, please describe the process undertaken to reach the conclusion
    that your compensation policies and practices are not reasonably likely to have a
    material adverse effect on the company.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director